UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1 and Rule 13d-2)

(Amendment No. 6)

Under the Securities Exchange Act of 1934

Cogo Group, Inc.

(Name of Issuer)

Ordinary Shares, par value $.01 per share

(Title of Class of Securities)

G22538105

(CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G22538105	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ren Investment International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,290,028
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 2,290,028
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,290,028
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Based on 33,560,467 ordinary shares outstanding as reported in the Annual Report on Form 20-F filed by the issuer on April 11, 2012.

CUSIP No. G22538105	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shi Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,290,028
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 2,290,028
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,290,028
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Based on 33,560,467 ordinary shares outstanding as reported in the Annual Report on Form 20-F filed by the issuer on April 11, 2012.

CUSIP No. G22538105	13D	Page 4 of 6 Pages

This Amendment No. 6 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the “Commission”) on August 2, 2004, as amended by Amendment No.1 (“Amendment No. 1”) filed with the Commission on December 23, 2005, Amendment No. 2 (“Amendment No. 2”) filed with the Commission on March 7, 2006, Amendment No. 3 (“Amendment No. 3”) filed with the Commission on February 16, 2007, and Amendment No.4 (“Amendment No.4”) filed with the Commission on May 16, 2007, Amendment No. 5 (“Amendment No. 5”) filed with the Commission on July 6, 2007, by Ren Investment International Ltd., with respect to the ordinary shares, par value $0.01 per share, of Cogo Group, Inc., a Cayman Islands company, with its principal executive offices located at Room 1001, Tower C., Skyworth Building, High Tech Industrial Park, Nanshan, Shenzhen 518057 PRC (the “Issuer”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remained unchanged.

Item 1. Security and Issuer.

The response to Item 1 is hereby amended and restated as follows:

This statement relates to the ordinary shares, par value $.01 per share (“Ordinary Shares”), of Cogo Group, Inc., a Cayman Islands company (the “Company”). The address of the Company's principal executive office is c/o Cogo Group, Room 1001, Tower C, Skyworth Building, High Tech Industrial Park, Nanshan, Shenzhen 518057 PRC.

Item 2. Identity and Background.

The response to Item 2 is hereby amended and restated as follows:

(a) This Schedule 13D is filed by Ren Investment International Ltd. (“Ren Investment”) and Mr. Shi Yang as the sole director of Ren Investment and as such Mr. Yang has sole dispositive and voting power over the ordinary shares owned by Ren Investment.

(b) Ren Investment’s business address is c/o Cogo Group, Room 1001, Tower C, Skyworth Building, High Tech Industrial Park, Nanshan, Shenzhen 518057 PRC. Mr. Yang’s business address is c/o Cogo Group, Room 1001, Tower C, Skyworth Building, High Tech Industrial Park, Nanshan, Shenzhen 518057 PRC

(c) Ren Investment is a holding company consisting of shareholders who are primarily employees of Cogo, Inc., a wholly owned subsidiary of the Company. Ren Investment invested in Cogo, Inc. prior to its investment in the Company.

(d) During the past five years, neither Ren Investment nor Mr. Yang has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, neither Ren Investment, nor Mr. Yang has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ren Investment is an entity formed in the British Virgin Islands. Mr. Yang is a citizen of the People’s Republic of China.

Item 5. Interest in Securities of the Company.

(i) The response to Item 5 is hereby amended by restating items (a) and (b) as follows:

(a) Ren Investment is the beneficial owner of an aggregate of 2,290,028 ordinary shares, representing approximately 6.8% of the total issued and outstanding ordinary shares of the Company. Mr. Shi Yang, in his capacity as sole director of Ren Investment, is the beneficial owner of the 2,290,028 ordinary shares held by Ren Investment, representing, in the aggregate, approximately 6.8% of the total issued and outstanding ordinary shares of the Company.

(b) Ren Investment has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 2,290,028 ordinary shares beneficially owned by it. Mr. Yang has voting power and dispositive power over the ordinary shares owned by Ren Investment in his capacity as the sole director of Ren Investment.

CUSIP No. G22538105	13D	Page 5 of 6 Pages

Item 7. Materials to be Filed as Exhibits.

The response to Item 7 is hereby amended and restated as follows:

Exhibit No.:	Title:
1.	Share Exchange Agreement dated July 22, 2004 (1)
2.	Stockholders Agreement, dated July 22, 2004 (1)
3.	Joint filing agreement

_________________

(1) Previously filed.

CUSIP No. G22538105	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Ren Investment International Ltd.

Dated: April 24, 2012	By:	/s/ Shi Yang
Name: Shi Yang
Title: Sole Director

Dated: April 24, 2012	By:	/s/ Shi Yang
Name: Shi Yang